The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2011
Filed Pursuant to Rule 424(B)(5)
Registration File No. 333-159654

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated April 27, 2011)

$          % Senior Notes due 2016

EXPRESS SCRIPTS, INC.

We are offering $          % Senior Notes due 2016 (the “notes”). We will pay interest on the notes on          and           of each year, beginning on          , 2011. We may redeem some or all of the notes at our option at any time and from time to time at the “make-whole” redemption price described in this prospectus supplement in “Description of the Notes — Optional Redemption.” We must offer to repurchase the notes upon the occurrence of a change of control triggering event at the price described in this prospectus supplement in “Description of the Notes — Purchase of Notes Upon a Change of Control Triggering Event.”

The notes will be jointly and severally and fully and unconditionally guaranteed on a senior basis by certain of our current and future 100% owned domestic subsidiaries. See “Description of the Notes — Guarantees.” The notes and guarantees will be our and our subsidiary guarantors’ unsecured senior obligations and rank equally with our and the guarantors’ other unsecured senior indebtedness from time to time outstanding. The notes will not be listed on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement to read about important factors you should consider before buying the notes.

Underwriting
	Price to	Discounts and	Proceeds to Express
	Public(1)	Commissions	Scripts, Inc.(1)

Per 2016 note	%	%	%
Total	$	$	$

(1)	Plus accrued interest if any, from , 2011, if settlement occurs after that date.

Delivery of the notes to investors in registered book-entry form only through the facilities of The Depository Trust Company (“DTC”) will be made on or about          , 2011. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Book-Running Managers

Credit Suisse	Citi	RBS

BofA Merrill Lynch	Credit Agricole CIB	Deutsche Bank Securities
J.P. Morgan	Mitsubishi UFJ Securities	Morgan Stanley
SunTrust Robinson Humphrey		Wells Fargo Securities

The date of this prospectus supplement is           , 2011.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT	S-ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	S-ii
SUMMARY	S-1
RISK FACTORS	S-8
USE OF PROCEEDS	S-11
CAPITALIZATION	S-12
DESCRIPTION OF OTHER INDEBTEDNESS	S-13
DESCRIPTION OF THE NOTES	S-13
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS	S-30
UNDERWRITING	S-32
LEGAL MATTERS	S-34
EXPERTS	S-34
WHERE YOU CAN FIND MORE INFORMATION	S-34

PROSPECTUS
ABOUT THIS PROSPECTUS	ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	ii
EXPRESS SCRIPTS, INC.	1
RISK FACTORS	2
USE OF PROCEEDS	2
RATIO OF EARNINGS TO FIXED CHARGES	2
DESCRIPTION OF SECURITIES	2
DESCRIPTION OF CAPITAL STOCK	2
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	9
DESCRIPTION OF SUBSCRIPTION RIGHTS	10
DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS	11
SELLING SECURITY HOLDERS	12
PLAN OF DISTRIBUTION	12
LEGAL MATTERS	13
EXPERTS	13
WHERE YOU CAN FIND MORE INFORMATION	13

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus we file with the Securities and Exchange Commission (the “SEC”).

We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless otherwise specified or the context requires otherwise, we use the terms “Express Scripts,” the “company,” “we,” “us” and “our” to refer to Express Scripts, Inc. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus contains or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	changes to the health care industry designed to manage health care costs or alter health care financing practices;

•	changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•	a failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

S-ii

•	our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	the termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	the termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	changes in industry pricing benchmarks;

•	results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	our failure to execute on, or other issues arising under, certain key client contracts;

•	the impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness;

•	our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

•	our intended use of proceeds from this offering for share repurchases, which will not increase our earnings or enhance our ability to service our increased levels of indebtedness, the uncertainty of the timing of any such share repurchases and the price to be paid per share; and

•	other risks described from time to time in our filings with the SEC.

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and our other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), parts of which are incorporated by reference in this prospectus supplement, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

S-iii

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Our Business

We are one of the largest Pharmacy Benefit Management (“PBM”) companies in North America, offering a full range of services to our clients, which include Health Maintenance Organizations (“HMOs”), health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs. We help health benefit providers address access and affordability concerns resulting from rising drug costs while helping to improve healthcare outcomes. We manage the cost of the drug benefit by performing the following functions:

•	evaluating drugs for price, value and efficacy in order to assist clients in selecting a cost-effective formulary;

•	leveraging purchasing volume to deliver discounts to health benefit providers;

•	promoting the use of generics and low-cost brands; and

•	offering cost-effective home delivery pharmacy and specialty services which result in drug cost savings for plan sponsors and co-payment savings for members.

We work with clients, manufacturers, pharmacists and physicians to increase efficiency in the drug distribution chain, to manage costs in the pharmacy benefit and to improve members’ health outcomes and satisfaction. In an effort to deliver a superior clinical offering which targets the reduction of waste and the improvement of health outcomes, we apply a unique behavior-centric approach to changing consumer behavior which we call Consumerology®.

Plan sponsors who are more aggressive in taking advantage of our effective tools to manage drug spending have seen actual reduction in their prescription drug trend while preserving healthcare outcomes. Greater use of generic drugs and lower-cost brand drugs has resulted in significant reductions in spending for commercially insured consumers and their employers.

We have organized our operations into two business segments based on products and services offered: PBM and Emerging Markets (“EM”).

Our PBM segment primarily consists of the following services:

•	retail network pharmacy management and retail drug card programs;

•	home delivery services;

•	specialty benefit services;

•	patient care contact centers;

•	benefit plan design and consultation;

•	drug formulary management, compliance and therapy management programs;

•	information reporting and analysis programs;

•	rebate programs;

•	electronic claims processing and drug utilization review;

•	consumer health and drug information;

•	bio-pharma services including reimbursement and customized logistics solutions;

•	medication therapy and safety through pharmacogenomics; and

•	assistance programs for low-income patients.

The EM segment primarily consists of the following services:

•	distribution of pharmaceuticals and medical supplies to providers and clinics;

•	distribution of fertility pharmaceuticals requiring special handling or packaging; and

•	healthcare account administration and implementation of consumer-directed healthcare solutions.

Our revenues are generated primarily from the delivery of prescription drugs through our contracted network of retail pharmacies, home delivery and specialty pharmacy services and EM services. Revenues from the delivery of prescription drugs to our members represented 99.4% of revenues in 2010, 98.9% in 2009, and 98.8% in 2008. Revenues from services, such as the fees associated with the administration of retail pharmacy networks contracted by certain clients, medication counseling services, and certain specialty distribution services, comprised the remainder of our revenues.

Prescription drugs are dispensed to members of the health plans we serve primarily through networks of retail pharmacies that are under non-exclusive contracts with us and through the three home delivery fulfillment pharmacies, eight specialty drug pharmacies and two fertility pharmacies we operated as of March 31, 2011. More than 60,000 retail pharmacies, which represent over 95% of all United States retail pharmacies, participate in one or more of our networks. The top ten retail pharmacy chains represent approximately 50% of the total number of stores in our largest network.

During 2010, we processed approximately 753.9 million adjusted claims, generating approximately $45.0 billion of revenue, $1.2 billion of net income from continuing operations and $2.3 billion of EBITDA from continuing operations (as defined below). On average, we earned $3.07 and $3.02 of EBITDA from continuing operations per adjusted claim in 2010 and 2009, respectively. During the three months ended March 31, 2011, we processed approximately 186.1 million adjusted claims, generating $11.1 billion of revenue, $326.5 million of net income from continuing operations and $615.3 million of EBITDA from continuing operations. We averaged $3.31 of EBITDA from continuing operations per adjusted claim during this latest three-month period versus $2.75 for the same three-month period in 2010.

Corporate Information

We were incorporated in Missouri in September 1986 and were reincorporated in Delaware in March 1992. Our principal executive offices are located at One Express Way, St. Louis, Missouri 63121 and our telephone number at that address is (314) 996-0900. Our website address is www.express-scripts.com. The information on, or accessible through, our website is not part of this prospectus supplement and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, please refer to “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Express Scripts, Inc.

Notes offered	$ aggregate principal amount of the notes.

Maturity	Unless earlier redeemed by us, the notes will mature on , 2016.

Interest payment dates	and of each year, beginning on , 2011.

Interest rate	The notes will bear interest at % per year.

Guarantees	All payments with respect to the notes, including principal and interest, will be jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by certain of our 100% owned domestic subsidiaries, each of which is a guarantor of our obligations under our existing senior notes (as defined below) and our existing revolving credit facility (as defined below). We expect the notes will also be guaranteed in the future by certain subsidiaries under the circumstances described under “Description of the Notes — Covenants — Additional Guarantors.”

If a guarantor is released from its guarantees with respect to any other debt of ours of an amount in excess of 15% of our consolidated net worth, then such guarantor may be released from its guarantee of the notes. See “Description of the Notes — Guarantees.”

Ranking	The notes and guarantees will be:

• unsecured and rank equally with our and our subsidiary guarantors’ other unsecured senior indebtedness from time to time outstanding;

• structurally subordinated in right of payment to all indebtedness and other liabilities of any of our non-guarantor subsidiaries; and

• effectively subordinated to our and our subsidiary guarantors’ secured indebtedness to the extent of the assets securing such indebtedness.

Other than capital leases, we and our subsidiary guarantors do not currently have any secured indebtedness.

Optional redemption	The notes will be redeemable, at our option, in whole or in part at any time and from time to time, at the “make-whole” redemption price described in “Description of the Notes — Optional Redemption.”

Offer to repurchase upon change of control triggering event	Upon the occurrence of a change of control triggering event (including certain ratings downgrades) as provided in the indenture, we will be required to offer to repurchase the notes for cash at a price of 101% of the aggregate principal amount of the notes outstanding on the date of such change of control, plus accrued and unpaid interest.

Covenants	The indenture governing the notes will contain covenants that, among other matters, limit:

• our ability to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person;

• our and certain of our subsidiaries’ ability to create or assume liens; and

• our and certain of our subsidiaries’ ability to engage in sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes — Covenants” in this prospectus supplement.

Use of proceeds	We estimate the net proceeds from this offering will be approximately $ billion after deducting underwriting discounts and commissions and before deducting other estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund repurchases of our common stock pursuant to our share repurchase program, which may include open market transactions, block trades, privately negotiated transactions or other means or a combination of the aforementioned, and for general corporate purposes. Pending such use, the proceeds of this offering will be held in the form of U.S. Treasury securities and other highly liquid instruments.

Absence of market for the notes	The notes are a new issue of securities with no established trading market. We currently do not intend to apply to list the notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the notes. See “Underwriting.”

Risk factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement as well as all other information included in or incorporated by reference in this prospectus supplement before deciding whether to invest in our securities.

Governing law	The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Summary Consolidated Financial Data

We derived the historical statement of operations data, the statement of cash flows data and the other data for the years ended December 31, 2010, 2009 and 2008, and the historical balance sheet data as of December 31, 2010 and 2009, presented below from our audited Consolidated Financial Statements incorporated by reference into this prospectus supplement. The historical statement of operations data, statement of cash flows data and the other data for the three months ended March 31, 2011 and 2010, and the historical balance sheet data as of March 31, 2011, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

On December 1, 2009, we acquired the PBM business of WellPoint. Accordingly, our operating results for the historical periods following the acquisition may not be comparable with the historical periods prior to the acquisition and may not be predictive of future results. See Note 3 in “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

You should read the summary historical financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009(1)	2008(2)
		(In millions, except per claim data)

Statement of operations data:
Revenues(3)	$11,094.5	$11,138.4	$44,973.2	$24,722.3	$21,941.2
Cost of revenues(3)	10,349.0	10,475.2	42,015.0	22,298.3	19,910.6

Gross Profit	745.5	663.2	2,958.2	2,424.0	2,030.6
Selling, general and administrative	193.1	208.5	887.3	926.5	756.3

Operating income	552.4	454.7	2,070.9	1,497.5	1,274.3

Other (expense) income
Non-operating charges, net	—	—	—	—	(2.0)
Undistributed loss from joint venture	—	—	—	—	(0.3)
Interest income	0.4	1.7	4.9	5.3	13.0
Interest expense	(39.7)	(42.8)	(167.1)	(194.4)	(77.6)

	(39.3)	(41.1)	(162.2)	(189.1)	(66.9)

Income before income taxes	513.1	413.6	1,908.7	1,308.4	1,207.4
Provision for income taxes	186.6	153.0	704.1	481.8	431.5

Net income from continuing operations	326.5	260.6	1,204.6	826.6	775.9
Net (loss) income from discontinued operations, net of tax	—	(0.4)	(23.4)	1.0	0.2

Net income	$326.5	$260.2	$1,181.2	$827.6	$776.1

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009(1)	2008(2)
		(In millions, except per claim data)

Cash flow data:(4)
Net cash flows provided by operating activities — continuing operations	$244.4	$760.0	$2,105.1	$1,752.0	$1,091.1
Net cash used in investing activities — continuing operations	(17.8)	(28.5)	(145.1)	(4,820.5)	(318.6)
Net cash provided by (used in) financing activities	15.6	(360.8)	(2,523.0)	3,587.0	(680.4)
Other data:
EBITDA from continuing operations(5)	$615.3	$513.4	$2,315.6	$1,604.2	$1,368.4
EBITDA from continuing operations per adjusted claim(5)(6)	3.31	2.75	3.07	3.02	2.70
Total adjusted claims(6)	186.1	186.6	753.9	530.6	506.3
ROIC(7)	N/A	N/A	20.5%	18.9%	27.5%
Ratio of earnings to fixed charges(8)	13.2	10.0	11.6	7.4	14.8

	As of March 31,	As of December 31,
	2011	2010	2009
	(In millions)

Balance sheet data:
Cash and cash equivalents	$766.1	$523.7	$1,070.4
Receivables, net	1,907.0	1,720.9	2,516.4
Total current assets	3,148.2	2,941.3	4,143.5
Total assets	10,708.1	10,557.8	11,931.2
Total liabilities	6,744.9	6,951.2	8,379.4
Total stockholders’ equity	3,963.2	3,606.6	3,551.8

(1)	Includes the acquisition of the PBM business from WellPoint effective December 1, 2009.

(2)	Includes the acquisition of Medical Services Company effective July 22, 2008.

(3)	Includes retail pharmacy co-payments of $1,526.5 million and $1,662.6 million for the three months ended March 31, 2011 and 2010, respectively, and $6,181.4 million, $3,132.1 million and $3,153.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(4)	Cash flow amounts are from continuing operations.

(5)	EBITDA from continuing operations is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA from continuing operations is presented because it is a widely accepted indicator of a company’s ability to service indebtedness and is frequently used to evaluate a company’s performance. EBITDA from continuing operations, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow, as a measure of liquidity or as a substitute for any other measure computed in accordance with accounting principles generally accepted in the United States. In addition, our definition and calculation of EBITDA from continuing operations may not be comparable to that used by other companies.

The following is a reconciliation of net income from continuing operations to EBITDA from continuing operations. We believe net income from continuing operations is the most directly comparable measure calculated under GAAP.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(In millions)

Net income from continuing operations	$326.5	$260.6	$1,204.6	$826.6	$775.9
Income taxes	186.6	153.0	704.1	481.8	431.5
Depreciation and amortization	62.9	58.7	244.7	106.7	94.1
Interest expense, net	39.3	41.1	162.2	189.1	64.6
Undistributed loss from joint venture	—	—	—	—	0.3
Non-operating charges, net	—	—	—	—	2.0

EBITDA from continuing operations	$615.3	$513.4	$2,315.6	$1,604.2	$1,368.4

(6)	Total adjusted claims represent network claims plus home delivery claims, which are multiplied by three, as home delivery claims are typically 90-day claims and network claims are generally 30-day claims.

(7)	ROIC, or return on invested capital is after tax operating income, as adjusted by certain non-recurring items, as a percentage of average invested capital. We present ROIC on an annual basis only. ROIC is presented because we believe it is a widely accepted indicator of a company’s historical performance and is frequently used to measure the profitability of a company as a proportion of the total capital invested in the business. ROIC, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow, as a measure of liquidity or as a substitute for any other measure computed in accordance with accounting principles generally accepted in the United States. In addition, our definition and calculation of ROIC may not be comparable to that used by other companies. Our calculation of ROIC is set forth in the following table.

	Year Ended December 31,
	2010	2009	2008
	(In millions)

Calculation of adjusted after tax operating income:
Operating income as reported	$2,070.9	$1,497.5	$1,274.3
Adjustment for non-recurring items(i)	247.3	132.8	40.4
Income tax(ii)	(855.4)	(600.0)	(469.3)

Adjusted after tax operating income	$1,462.8	$1,030.3	$845.4

Calculation of average invested capital — end of period:
Stockholders’ equity	$3,606.6	$3,551.8	$1,078.2
Interest bearing liabilities	2,493.8	3,832.6	1,760.3
Long-term deferred income taxes, net	448.9	368.8	313.8

Invested capital	$6,549.3	$7,753.2	$3,152.3

Average invested capital(iii)	$7,151.3	$5,452.8	$3,073.9
ROIC	20.5%	18.9%	27.5%

(i)	Operating income is adjusted for non-recurring items and amortization of intangible assets, as these items are not considered an indicator of ongoing company performance.

(ii)	The tax rate applied is the effective tax rate on adjusted operating income, which was 36.9%, 36.8% and 35.7% in fiscal years 2010, 2009 and 2008, respectively.

(iii)	Average invested capital for each respective period is the average of the invested capital at the end of the period and the invested capital at the beginning of the period. Invested capital at the beginning of the 2008 fiscal year was $2,995.4 and consisted of $696.4 of stockholders’ equity, $2,020.4 of interest bearing liabilities and $278.6 of long-term deferred income taxes, net.

(8)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense and our estimate of the interest component of rent expense.

RISK FACTORS

An investment in the notes involves certain risks. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You may lose all or part of your investment. In addition, please read “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to the Offering

Higher levels of indebtedness and increased debt service obligations will effectively reduce the amount of funds available for other business purposes and may adversely affect the Company.

We have a significant amount of indebtedness. As of March 31, 2011, after giving effect to this offering, we would have had approximately $      billion of indebtedness outstanding. We intend to use the net proceeds from this offering for share repurchases and other general corporate purposes. Accordingly, it is likely that the proceeds from this offering will not be used to increase our earnings or enhance our ability to service our increased levels of indebtedness and will have a negative impact on our ROIC. The timing and method of any such share repurchases and the price to be paid per share have not yet been determined and remain uncertain. We may also incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, including the notes, our existing revolving credit facility and our existing senior notes, which would increase our total debt. See “Description of Other Indebtedness.”

Interest costs related to the notes will be substantial and our increased level of indebtedness could reduce funds available for acquisitions, capital expenditures or other business purposes, impact our ratings, restrict our financial and operating flexibility or create competitive disadvantages compared to other companies with lower debt levels.

Our ability to make payments of principal and interest on our indebtedness, including the notes, depends upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our consolidated operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other cash requirements, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness, including the notes;

•	to sell selected assets or businesses; or

•	to reduce or delay planned capital or operating expenditures.

Such measures might not be sufficient to enable us to service our debt, including the notes, and meet our other cash requirements. In addition, any such financing, refinancing or sale of assets might not be available at all or on economically favorable terms.

We may not be able to repurchase all of the notes upon a change of control triggering event, which would result in a default under the notes.

Upon the occurrence of a change of control triggering event under the indenture governing the notes, we will be required to offer to repurchase the notes at a price of 101% of the aggregate principal amount of the notes outstanding on the date of such change of control plus accrued and unpaid interest. However, we may not have sufficient funds to repurchase the notes. In addition, our ability to repurchase the notes may be limited by law or the terms of other agreements relating to our indebtedness. The failure to make such repurchase would result in a default under the notes. For more information, see “Description of the Notes — Purchase of Notes Upon a Change of Control Triggering Event.”

The limited covenants in the indenture governing the notes and the terms of the notes will not provide protection against significant events that could adversely impact your investment in the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our or our subsidiaries’ ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the definition of “Change of Control Triggering Event” in the indenture governing the notes will contain only limited protections. We and our subsidiaries could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the notes. The indenture will also permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, that could effectively rank senior to the notes, and to engage in sale-leaseback arrangements, subject to certain limits.

As a result of the foregoing, when evaluating the terms of the notes, you should be aware that the terms of the indenture and the notes will not restrict our ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the notes.

The notes will not be secured by any of our or our subsidiaries’ assets, and the claims of holders of the notes will be structurally subordinated to claims of creditors of any of our subsidiaries that do not guarantee the notes and the claims of secured creditors.

The notes will not be guaranteed by certain of our current and future subsidiaries, and under certain circumstances subsidiaries guaranteeing the notes may be released from their guarantees. See “Description of the Notes — Guarantees.” Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of such non-guarantor subsidiaries, including trade creditors. The supplemental indenture governing the notes will permit our non-guarantor subsidiaries to incur secured or unsecured indebtedness without becoming guarantors, subject to certain limits. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to Express Scripts or a guarantor of the notes. As of March 31, 2011, our non-guarantor subsidiaries had an aggregate of $12.6 million of liabilities outstanding. The notes will not be secured by any of our or our guarantors’ assets, and as such will be effectively subordinated to any secured debt that we or our guarantors may have now or may incur in the future to the extent of the value of the assets securing that debt. Because the notes will not be secured by any of our or our subsidiaries’ assets, it is possible that there will be no assets from which the claims of holders of the notes can be satisfied, or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full or at all. If the value of such remaining assets is less than the aggregate outstanding principal amount of the notes and all other unsecured debt ranking pari passu with the notes, we may be unable to satisfy our obligations under the notes. In addition, if we fail to meet our payment or other obligations under our secured debt, if any, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result, you may lose a portion of or the entire value of your investment in the notes.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes or in respect of such guarantees.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to our or the applicable guarantors’ presently existing and future indebtedness, or require the holders of the notes to repay any amounts received with respect to any such guarantee. If it is found that a fraudulent transfer or conveyance has occurred, you may not receive any repayment on the notes or in respect of the applicable guarantee. Further, if the notes are voided, it could result in an event of default with respect to our and our subsidiaries’ other debt and that could result in acceleration of such debt. As described under “Description of the Notes — Guarantees,” we may under certain circumstances release guarantors and replace them with other guarantors, and guarantees may be reinstated after certain rating downgrades following release upon certain ratings upgrades. Such future guarantees could also be voided as a fraudulent conveyance depending on the circumstance at that time.

We cannot be certain of the standards that a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There is currently no market for the notes. We cannot assure you that an active trading market will develop.

The notes are a new issue of securities with no established trading market. We currently do not intend to apply to list the notes on any securities exchange or to seek their admission to trading on any automated quotation system. We have been advised by the underwriters that they presently intend to establish a secondary market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any secondary market for the notes at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes will be adversely affected. See “Underwriting.”

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $      billion after deducting underwriting discounts and commissions and before deducting other estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund repurchases of our common stock pursuant to our share repurchase program, which may include open market transactions, block trades, privately negotiated transactions or other means or a combination of the aforementioned, and for general corporate purposes. Pending such use, the proceeds of this offering will be held in the form of U.S. Treasury securities and other highly liquid instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011, on an actual basis and on a pro forma as adjusted basis to give effect to this offering, including all related fees and expenses, as if it had occurred on such date. Pro forma as adjusted amounts assume 100% of the net proceeds of the offering are used to repurchase outstanding shares of our common stock at the closing price of our common stock on April   , 2011. Pro forma as adjusted amounts will vary from amounts set forth below depending on several factors, including the timing of any share repurchases and potential changes in our use of proceeds from this offering. Additionally, the number and timing of any share repurchases will depend on the price of our common stock, our outlook for business, the availability of investment opportunities in our business, the terms of any accelerated share repurchase program and other factors. There can be no assurance regarding the number of shares that will be repurchased under our share repurchase program or the timing of any such repurchases. You should read the data set forth in the table below in conjunction with “Use of Proceeds” and “Summary Consolidated Financial Data” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

	As of March 31, 2011
		Pro Forma
	Actual	as Adjusted
	(In millions)

Cash and cash equivalents	$766.1	$

Debt:
Existing revolving credit facility(1)	—
5.25% senior notes, due 2012	999.7
6.25% senior notes, due 2014	997.1
% senior notes, due 2016	—
7.25% senior notes, due 2019	497.1
Other	0.2
Total debt	2,494.1
Total stockholders’ equity	3,963.2

Total capitalization	$6,457.3	$

(1)	Our $750 million existing revolving credit facility was undrawn at March 31, 2011.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facility

On August 13, 2010, we entered into a credit agreement with a commercial bank syndicate providing for a three-year revolving credit facility of $750.0 million (the “existing revolving credit facility”), which includes a $150.0 million swingline sub-facility and a $250.0 million letter of credit sub-facility. In addition, we may request additional commitments up to $250.0 million through an incremental facility upon the satisfaction of certain conditions. The obligations under the existing revolving credit facility are unsecured and are fully and unconditionally guaranteed by the same subsidiaries as the notes offered hereby. The existing revolving credit facility requires us to pay interest periodically on the London Interbank Offered Rates (“LIBOR”) or base rate options, plus a margin. The margin over LIBOR will range from 1.55% to 1.95%, depending on our consolidated leverage ratio. Under the existing revolving credit facility we are required to pay commitment fees on the unused portion of the $750.0 million revolving credit facility. The commitment fee will range from 0.20% to 0.30% depending on our consolidated leverage ratio. Financing costs of $3.9 million related to the existing revolving credit facility are being amortized over three years and are reflected in other intangible assets, net in the accompanying unaudited consolidated balance sheet. As of March 31, 2011, we had no outstanding borrowings under our existing revolving credit facility.

The credit agreement for the existing revolving credit facility contains covenants which limit our ability to incur additional indebtedness, create or permit liens on assets, and engage in mergers, consolidations, or disposals. The covenants also include a minimum interest coverage ratio and a maximum leverage ratio. At March 31, 2011, we believe we were in compliance in all material respects with all covenants associated with our credit agreement.

Existing Senior Notes

On June 9, 2009, we issued $2.5 billion aggregate principal amount of senior notes, including $1.0 billion aggregate principal amount of 5.250% senior notes due 2012 (the “existing 2012 notes”), $1.0 billion aggregate principal amount of 6.250% senior notes due 2014 (the “existing 2014 notes”) and $500.0 million aggregate principal amount of 7.250% senior notes due 2019 (the “existing 2019 notes” and, together with the existing 2012 notes and the existing 2014 notes, the “existing senior notes”). The existing senior notes require interest to be paid semi-annually on June 15 and December 15 of each year and contain substantially the same covenants and terms as the notes offered hereby. Similarly, the existing senior notes are guaranteed to the same extent by the same subsidiaries as the notes offered hereby.

DESCRIPTION OF THE NOTES

The following description of certain material terms of the notes offered hereby does not purport to be complete. This description adds information to the description of the general terms and provisions of the debt securities in the accompanying prospectus. To the extent this summary differs from the summary in the accompanying prospectus, you should rely on the description of notes in this prospectus supplement.

The notes will be issued under and governed by an indenture dated as of June 9, 2009 (the “base indenture”) among us, the guarantors and Union Bank, N.A., as trustee (the “trustee”), as supplemented by supplemental indentures to be entered into among us, the guarantors and the trustee (together with the base indenture, the “indenture”). The following description is subject to, and is qualified in its entirety by reference to, the indenture. Unless otherwise defined herein, capitalized terms used in the following description are defined in the indenture. As used in the following description, the terms “we,” “us,” “our” and “Express Scripts” refer to Express Scripts, Inc., and not to any of its subsidiaries, unless the context requires otherwise.

We urge you to read the indenture (including definitions of terms used therein) because it, and not this description, defines your rights as a beneficial holder of the notes. The following description of material terms of the indenture and the notes is a summary only. This description is subject to, and qualified in its entirety by reference to, the actual provisions of the notes and the indenture, which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus supplement and accompanying prospectus are a part and incorporated by reference into this prospectus supplement and accompanying prospectus. For information about how to obtain copies of the indenture from us, see “Where You Can Find More Information.”

General

The aggregate principal amount of the notes offered hereby will initially be limited to $      and will mature on          , 2016. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP numbers as the notes being offered hereby. All notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and any integral multiple of $1,000.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. The notes will be jointly and severally and fully and unconditionally guaranteed by certain of our domestic wholly owned subsidiaries (as defined below), each of which is a guarantor of our obligations under our existing revolving credit facility and our existing senior notes. The notes will be effectively subordinated to any secured indebtedness we and our subsidiaries may have or incur in the future to the extent of the collateral securing the same and will be structurally subordinated to the obligations (including trade accounts payable) of our subsidiaries that do not guarantee the notes. At March 31, 2011, we had outstanding approximately $2,493.9 million of senior unsecured indebtedness and no secured indebtedness, and our non-guarantor subsidiaries had approximately $12.6 million of liabilities.

The indenture will not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or other transaction that is not in the best interests of noteholders, except to the limited extent described below under “— Covenants.”

Guarantees

The notes will be jointly and severally and fully and unconditionally guaranteed by certain of our domestic wholly owned subsidiaries, each of which is a guarantor of our obligations under our existing revolving credit facility and our existing senior notes (each, an “initial guarantor”). The notes will also be guaranteed in the future, by certain subsidiaries under the circumstances described under “— Covenants — Additional Guarantors,” including any subsidiary that becomes a guarantor of obligations under our existing revolving credit facility or our existing senior notes (each, an “additional guarantor” and, together with the initial guarantors, the “guarantors”).

Each guarantor’s guarantee of the notes:

•	will be a general unsecured obligation of that guarantor;

•	will be pari passu in right of payment with all existing and future senior unsecured indebtedness of that guarantor; and

•	will be senior in right of payment to all existing and future subordinated indebtedness of that guarantor.

Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of March 31, 2011, our non-guarantor subsidiaries had liabilities of $12.6 million and held 1.5% of our consolidated assets. For the three months ended March 31, 2011 and for the year ended December 31, 2010, the non-guarantor subsidiaries generated less than 0.3% of our consolidated total revenues and less than 1% of our operating income, respectively.

The obligations of each guarantor will be limited as necessary to prevent the guarantees from constituting a fraudulent conveyance under applicable law. If a guarantee is rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the guarantor, and, depending on the amount of such indebtedness, a guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors — Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes or in respect of such guarantees.”

The indenture will provide for the release of all or some of the guarantors of the notes in certain circumstances, including:

•	all or substantially all of the equity interests or assets of such guarantor are sold, transferred or otherwise disposed of, other than to us, one of our subsidiaries or one of our affiliates;

•	such guarantor is not a borrower or guarantor under, and does not grant any lien to secure any obligations pursuant to, our existing revolving credit facility, any refinancing or replacement thereof or any other indebtedness for borrowed money having an aggregate principal amount outstanding in excess of 15% of our consolidated net worth and is released or discharged from each guarantee and lien granted by such guarantor with respect to all of such indebtedness other than obligations arising under the indenture and any securities issued under the indenture, except discharges or releases by or as a result of payment under such guarantees; or

•	under the circumstances described under “— Covenants — Additional Guarantors.”

No guarantor currently has any guarantee with respect to, or has incurred or granted any lien to secure, debt of an amount in excess of 15% of our consolidated net worth, other than guarantees of obligations under our existing revolving credit facility and our existing senior notes. Therefore, unless such other debt is hereafter so incurred, guaranteed or secured by a guarantor, if such guarantor is released from its guarantees with respect to our existing revolving credit facility, then such guarantor may be released from its guarantee of the notes.

Our existing revolving credit facility provides that a guarantor may be released as a guarantor in certain circumstances, including:

•	if all of the capital stock of the subsidiary guarantor is sold to any person pursuant to a sale or other disposition otherwise permitted by the existing revolving credit facility;

•	if such guarantor is designated as an “exempt subsidiary” by us, provided that we may not designate any subsidiary as an exempt subsidiary if, at the time of such proposed designation, and both before and immediately after giving effect to the designation, the total assets of all exempt subsidiaries are equal to or greater than 30% of our total consolidated assets on that date; or

•	with the consent of the requisite lenders.

Principal and Interest

The notes will mature on          , 2016, unless we redeem the notes prior to that date, as described below under “— Optional Redemption.” Interest on the notes will accrue at the rate of     % per year, and will be paid on the basis of a 360-day year of twelve 30-day months. We will pay interest on the notes semiannually in arrears on           and          of each year, beginning on          , 2011 to the holder in whose name each such note is registered on the day that is 15 days prior to the relevant interest payment date, whether or not such day is a business day.

Amounts due on the stated maturity date or earlier redemption date of the notes will be payable at the corporate trust office of the trustee at 551 Madison Avenue, 11th Floor, New York, NY 10022. We may make payment of interest on an interest payment date in respect of notes in certificated form by check mailed to the address of the person entitled to the payment as it appears in the security register or by transfer to an account maintained by the payee with a bank located in the United States. We will make payments of principal, premium, if any, and interest in respect of notes in book-entry form to DTC in immediately available funds, while disbursement of such payments to owners of beneficial interests in notes in book-entry form will be made in accordance with the procedures of DTC and its participants in effect from time to time.

Neither we nor the trustee will impose any service charge for any transfer or exchange of a note. However, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If any interest payment date, stated maturity date or earlier redemption date falls on a day that is not a business day in The City of New York, we will make the required payment of principal, premium, if any, and/or interest on the next business day as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date, the stated maturity date or earlier redemption date, as the case may be, to the next business day.

Optional Redemption

We may redeem some or all of the notes prior to maturity at a price equal to the greater of:

•	100% of the aggregate principal amount of any notes being redeemed, plus accrued and unpaid interest on such notes to the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, not including unpaid interest accrued to the redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus basis points with respect to any notes, plus, in each case, unpaid interest on the notes being redeemed accrued to the redemption date.

We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the affected notes as of the close of business on the applicable regular record date.

The term “comparable treasury issue” means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

The term “comparable treasury price” means, with respect to any redemption date:

•	the average of three reference treasury dealer quotations for the redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or

•	if the trustee obtains fewer than four reference treasury dealer quotations, the average of all reference treasury dealer quotations for the redemption date so obtained.

The term “independent investment banker” means one of the reference treasury dealers appointed by the trustee after consultation with us.

The term “reference treasury dealer” means each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and RBS Securities Inc. (in each case, or their affiliates and their respective successors); provided that if any of these reference treasury dealers resigns, then the respective successor will be a primary United States government securities dealer in the City of New York selected by us.

The term “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such reference treasury dealer at approximately 3:30 p.m., New York City time, on the third business day preceding such redemption date.

The term “treasury rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

We will give written notice of any redemption of the notes to holders at their addresses, as shown in the security register for the affected notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the notes to be redeemed, the redemption date and the redemption price.

If we choose to redeem less than all of the notes, then we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of the notes to be redeemed and the redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part. See also “— Book-Entry” and “— Global Clearance and Settlement Procedures” below.

If we have given notice as provided in the indenture and made funds irrevocably available for the redemption of the notes called for redemption on the redemption date referred to in that notice, then those notes will cease to bear interest on that redemption date and the only remaining right of the holders of those notes will be to receive payment of the redemption price.

The notes will not be subject to, or have the benefit of, a sinking fund.

Purchase of Notes Upon a Change of Control Triggering Event

If a change of control triggering event occurs, holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “change of control offer”) on the terms set forth in the notes. In the change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) (the “change of control payment”). Within 30 days following any change of control triggering event, or at our option, prior to any change of control but after the public announcement of the pending change of control, we will be required to mail a notice to holders of notes, with a copy to the trustee, describing the transaction or transactions that constitute the change of control triggering event and offering to repurchase the notes on the date specified in the notice, which date shall be a business day no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “change of control payment date”), pursuant to the procedures required by the notes and described in such notice. The notice will, if mailed prior to the date of the consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the change of control payment date. We must comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control provisions of the notes by virtue of such conflicts.

On the change of control payment date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased and that all conditions precedent provided for in the indenture to the change of control offer and to the repurchase by us of notes pursuant to the change of control offer have been complied with.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a change of control triggering event if (i) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer, or (ii) we have given written notice of a redemption of the notes as provided under “Optional Redemption” above, unless we have failed to pay the redemption price on the redemption date. The provisions relating to a change in control triggering event may not be waived or modified without the written consent of holders of at least a majority in principal amount of the notes outstanding. For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

The term “below investment grade rating event” means the notes are not rated, or are rated below an investment grade rating by each of the rating agencies (as defined below) on any date during the period commencing 60 days prior to the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of the change of control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies), provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in, or termination of, any rating shall not be deemed to have occurred in respect to a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control triggering event hereunder) if the Rating Agency or Rating Agencies ceasing to rate the notes or making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the termination or reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).

The term “change of control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties and assets of Express Scripts and our subsidiaries taken as a whole to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “group”) other than us or one of our subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for the liquidation or dissolution of Express Scripts (whether or not otherwise in compliance with the provisions of the indenture); (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner (as defined in Rule 13(d) under the Exchange Act), directly or indirectly, of more than 50% of the then outstanding number of shares of our voting stock; (4) Express Scripts consolidates with or merges with or into any person, or any person consolidates with, or merges with or into, Express Scripts, pursuant to a transaction in which any of the outstanding voting stock of Express Scripts or such other person is converted into or exchanged for cash, securities or other property (except when voting stock of Express Scripts is converted into, or exchanged for, at least a majority of the voting stock of the surviving person immediately after giving effect to the transaction); or (5) the first day on which a majority of the members of our board of directors are not continuing directors.

Holders may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest, where our board of directors initially publicly opposes the election of a dissident slate of directors, but subsequently approves such directors as continuing directors for purposes of the indenture. This may result in a change in the composition of the board that, but for such subsequent approval, would have otherwise constituted a change of control requiring a repurchase offer under the terms of the indenture.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties and assets of us and our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties and assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

The term “change of control triggering event” means the occurrence of both a change of control and a below investment grade rating event.

The term “continuing directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to our board of directors with the approval of at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

Under a recent Delaware Chancery Court interpretation of the foregoing definition of “continuing directors,” a board of directors may approve for purposes of such definition, a slate of shareholder-nominated directors without endorsing them, while simultaneously recommending and endorsing its own slate. This interpretation permits our board to approve a slate of directors that includes a majority of dissident directors nominated pursuant to a proxy contest and the ultimate election of such dissident slate would not constitute a “Change of Control” that would trigger your right to require us to repurchase your notes as described above.

The term “investment grade rating” means a rating of Baa3 (or better) by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB-(or better) by S&P (or its equivalent under any successor rating category of S&P), respectively, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “rating agency.”

The term “Moody’s” means Moody’s Investors Services, Inc., a subsidiary of Moody’s Corporation, and its successors.

The term “person” includes any individual, corporation, partnership, limited partnership, general partnership, limited liability company, limited liability partnership, business trust, association, joint stock company, joint venture, trust, trust company, bank, association, land trusts, business trusts or other organizations, whether or not legal entities, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

The term “rating agency” or “rating agencies” means each of Moody’s and S&P; provided that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act as a replacement for such rating agency that is reasonably acceptable to the trustee.

The term “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

The term “voting stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Covenants

Merger, Consolidation and Sale of Assets

We have agreed, with respect to the notes, not to consolidate with or merge with or into any other person, permit any other person to consolidate with or merge with and into us or convey, transfer or lease all or substantially all of our properties and assets to any other person, unless:

•	we are the surviving entity or our successor is an entity organized and existing under the laws of the United States of America, any state or the District of Columbia;

•	our successor will expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and any premium and interest on the outstanding notes and the performance and observance of every covenant in the indenture that we would otherwise have to perform or observe;

•	immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of ours or any of our subsidiaries as a result of such transaction as having been incurred by us or any of our subsidiaries at the time of such transaction, there will not be any event of default or event which, after notice or lapse of time or both, would become an event of default;

•	if, as a result of any such transaction, our property or assets would become subject to a lien which would not be permitted under “— Limitations on Liens,” we or our successor shall take those steps that are necessary to secure all outstanding notes equally and ratably with the indebtedness secured by that lien; and

•	we will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation or transfer and supplemental indenture, if applicable, comply with the indenture and that all conditions precedent to the consummation of the particular transaction under the indenture have been complied with.

Upon any consolidation or merger with or into any other person or any conveyance, transfer or lease of all or substantially all of our properties and assets to any other person, the successor person will succeed to, and be substituted for, us under the indenture, and we, except in the case of a lease, will be relieved of all obligations and covenants under the notes and the indenture to the extent we were the predecessor person.

Limitations on Liens

Neither we nor any of our restricted subsidiaries may create or assume, except in our favor or in favor of one or more of our wholly owned subsidiaries, any mortgage, pledge, lien or encumbrance (as used in this paragraph, “liens”) on any property now owned or hereafter acquired by Express Scripts or any such subsidiary, or permit any such subsidiary to do so, unless the outstanding notes are secured equally and ratably with (or prior to) the obligations so secured by such lien, except that the foregoing restrictions do not apply to the following types of liens:

(a) liens in connection with workers’ compensation, unemployment insurance or other social security obligations (which phrase shall not be construed to refer to ERISA or the minimum funding obligations under Section 412 of the Internal Revenue Code of 1986, as amended (the “code”));

(b) liens to secure the performance of bids, tenders, letters of credit, contracts (other than contracts for the payment of indebtedness), leases, statutory obligations, surety, customs, appeal, performance and payment bonds and other obligations of like nature, in each such case arising in the ordinary course of business;

(c) mechanics’, workmen’s, carriers’, warehousemen’s, materialmen’s, landlords’, or other like liens arising in the ordinary course of business with respect to obligations that are not due or which are being contested in good faith and by appropriate action;

(d) liens for taxes, assessments, fees or governmental charges or levies that are not delinquent or which are payable without penalty, or which are being contested in good faith and by appropriate action, and in respect of which adequate reserves shall have been established in accordance with GAAP on the books of Express Scripts or any subsidiary;

(e) liens consisting of attachments, judgments or awards against Express Scripts or any subsidiary with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate action, and in respect of which adequate reserves shall have been established in accordance with GAAP on the books of Express Scripts or any subsidiary;

(f) easements, rights of way, restrictions, leases of property to others, easements for installations of public utilities, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting property which in the aggregate do not materially adversely affect the value of such property or materially impair its use for the operations of the business of Express Scripts or any subsidiary;

(g) liens existing on the date of the indenture and securing indebtedness or other obligations of Express Scripts or any subsidiary;

(h) statutory liens in favor of lessors arising in connection with property leased to Express Scripts or any subsidiary;

(i) liens on margin stock to the extent that a prohibition on such liens pursuant to this provision would violate Regulation U of the United States Federal Reserve Board, as amended;

(j) purchase money liens on property hereafter acquired by Express Scripts or any subsidiary created within 180 days of such acquisition (or in the case of real property, completion of construction including any improvements or the commencement of operation of the property, whichever occurs later) to secure or provide for the payment or financing of all or any part of the purchase price thereof, provided that the lien secured thereby shall attach only to the property so acquired and related assets (except that individual financings by one person (or an affiliate thereof) may be cross-collateralized to other financings provided by such person and its affiliates that are independently permitted by this clause (j));

(k) liens in respect of permitted sale-leaseback transactions;

(l) liens on the property of a person that becomes a subsidiary after the date hereof; provided that (i) such liens existed at the time such person becomes a subsidiary and were not created in anticipation thereof, (ii) any such lien does not by its terms cover any property after the time such person becomes a subsidiary that was not covered immediately prior thereto and (iii) any such lien does not by its terms secure any indebtedness other than indebtedness existing immediately prior to the time such person becomes a subsidiary; provided that such indebtedness was not incurred in anticipation of such person becoming a subsidiary;

(m) liens on property and proceeds thereof existing at the time of acquisition thereof and not created in contemplation thereof;

(n) liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code on the items in the course of collection, and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set off) and which are within the general parameters customary in the banking industry;

(o) liens granted in connection with asset securitization transactions in an aggregate principal amount not in excess of $750 million at any one time outstanding upon the granting of such liens;

(p) liens imposed in respect of environmental laws;

(q) licenses of patents, trademarks and other intellectual property rights granted by Express Scripts or any of its subsidiaries in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of Express Scripts or such subsidiary;

(r) liens securing obligations (other than obligations representing indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into by Express Scripts or any of its subsidiaries in the ordinary course of business of Express Scripts or such subsidiary;

(s) any extension, renewal, refinancing, substitution or replacement (or successive extensions, renewals, refinancings, substitutions or replacements), as a whole or in part, of any of the liens referred to in paragraphs (g), (j), (l) and (m) of this covenant, provided that such extension, renewal, refinancing substitution or replacement lien shall be limited to all or any part of substantially the same property or assets that secured the lien extended, renewed, refinanced, substituted or replaced (plus improvements on such property) and the liability secured by such lien at such time is not increased;

(t) liens on proceeds of any of the assets permitted to be the subject of any lien or assignment permitted by this covenant; and

(u) other liens, provided that, without duplication, the aggregate sum of all obligations and Indebtedness secured by liens permitted under this clause (u), together with all property subject to the restriction on sale and leaseback transactions described below, would not exceed 15% of our consolidated net worth, measured upon granting of such liens based on the balance sheet for the end of the then most recent quarter for which financial statements are available.

Limitations on Sale and Leaseback Transactions

Neither we nor any of our restricted subsidiaries may engage in sale and leaseback transactions except for permitted sale-leaseback transactions.

Our real property, improvements and fixtures are not subject to the limitations on sale and leaseback transactions described above or the limitations on liens described under “— Limitations on Liens.” As of March 31, 2011, our real property, improvements and fixtures had a book value of approximately $808.4 million, none of which were subject to capital leases.

Certain Definitions

The term “consolidated net worth” means, at any date, the sum of all amounts which would be included under stockholders’ equity on a consolidated balance sheet of Express Scripts and its subsidiaries determined in accordance with GAAP on such date or, in the event such date is not a fiscal quarter end, as of the immediately preceding fiscal quarter end.

The term “environmental laws” means any and all current or future legally-binding statutes, ordinances, orders, rules, regulations, judgments, permits, licenses, authorizations, plans, directives, consent orders or consent decrees of or from any federal, state or local governmental authority, agency or court, or any other binding requirements of governmental authorities relating to (i) the protection of the environment, (ii) any activity, event or occurrence involving hazardous materials, or (iii) occupational safety and health, industrial hygiene, land use or, as relating to the environment, the protection of human, plant or animal health or welfare, in any manner applicable to Express Scripts or any of its subsidiaries or any of their respective properties or facilities.

The term “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the indenture.

The term “hazardous materials” means (i) any chemical, material or substance defined as or included in any environmental law in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous waste,” “acutely hazardous waste,” “radioactive waste,” “biohazardous waste,” “pollutant,” “toxic pollutant,” “contaminant,” “restricted hazardous waste,” “infectious waste,” “toxic substances,” or any other term or expression intended to define, list or classify substances by reason of properties harmful to health, safety or the indoor or outdoor environment (including harmful properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “TCLP toxicity” or “EP toxicity” or words of similar import under any applicable environmental laws); (ii) any oil, petroleum, petroleum fraction or petroleum derived substance; (iii) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (iv) any flammable substances or explosives; (v) any radioactive materials; (vi) any friable asbestos-containing materials; (vii) urea formaldehyde foam insulation; (viii) electrical equipment which contains any oil or dielectric fluid containing polychlorinated biphenyls; (ix) pesticide; and (x) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority pursuant to environmental laws.

The term “permitted sale-leaseback transactions” means sales or transfers by Express Scripts or any subsidiary of any real property, improvements, fixtures, machinery and/or equipment with the intention of taking back a lease thereof; provided, however, that “permitted sale-leaseback transactions” shall not include such transactions involving machinery and/or equipment (excluding any lease for a temporary period of not more than thirty-six months with the intent that the use of the subject machinery and/or equipment will be discontinued at or before the expiration of such period) relating to facilities (a) in full operation for more than 180 days as of the date of the indenture and (b) that are material to the business of Express Scripts and its subsidiaries taken as a whole, to the extent that the sum of the aggregate sale price of such machinery and/or equipment from time to time involved in such transactions (giving effect to payment in full under any such transaction and excluding the applied amounts, as defined in the following sentence), plus the amount of obligations and indebtedness from time to time secured by liens permitted under clause (u) in the lien covenant, exceeds 15% of our consolidated net worth. For purposes of this definition, “applied amounts” means an amount (which may be conclusively determined by the board of directors of Express Scripts) equal to the greater of (i) capitalized rent with respect to the applicable machinery and/or equipment and (ii) the fair value of the applicable machinery and/or equipment, that is applied within 180 days of the applicable transaction or transactions to repayment of the notes or to the repayment of any indebtedness for borrowed money which, in accordance with GAAP, is classified as long-term debt and that is on parity with the notes.

The term “property” means, with respect to any person, all types of real, personal or mixed property and all types of tangible or intangible property owned or leased by such person.

The term “restricted subsidiary” means any subsidiary of Express Scripts that is not an unrestricted subsidiary.

The term “subsidiary” of any person means (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof), (ii) any partnership, limited liability company or similar pass-through entity the sole general partner or the managing general partner or managing member of which is such person or a subsidiary of such person and (iii) any partnership, limited liability company or similar pass-through entity the only general partners, managing members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

The term “unrestricted subsidiary” means any subsidiary of Express Scripts that from time to time is not a guarantor or required to be a guarantor.

The term “wholly owned subsidiary” of any person means (i) any corporation, association or other business entity of which 100% of the shares of capital stock or other equity interests is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof) and (ii) any partnership, limited liability company or similar pass-through entity the sole partners, members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

Additional Guarantors

If, after the date of the indenture, any subsidiary of Express Scripts that is not already a guarantor guarantees, becomes a borrower or guarantor under, or grants any lien to secure any obligations pursuant to, our existing revolving credit facility, any refinancing or replacement thereof or any other indebtedness for borrowed money having an aggregate principal amount outstanding in excess of 15% of our consolidated net worth as of the end of our most recent quarter for which financial statements are available (such consolidated net worth to be measured at the time of the incurrence of each such guarantee or borrowing or the granting of such lien), then in any such case such subsidiary will become a guarantor by executing a supplemental indenture and delivering it to the trustee promptly (but in any event, within two business days of the date on which it guaranteed or incurred such indebtedness or granted such lien, as the case may be). Notwithstanding the preceding, any guarantee by a guarantor that was issued pursuant to this paragraph solely as a result of its guarantee or incurrence of, or granting of a lien in respect of, any such indebtedness shall be automatically and unconditionally released upon the release or discharge of the guarantee that resulted in the creation of such subsidiary’s guarantee (or upon such subsidiary ceasing to be a borrower or release of liens granted by such subsidiary, as the case may be), except a discharge or release by, or as a result of payment under, such guarantee or of the refinancing or replacement of any such indebtedness that is guaranteed or incurred by such guarantor.

Events of Default

An “event of default” occurs if:

•	we fail to pay interest on any of the notes when due and payable and that failure continues for 30 calendar days;

•	we fail to pay the principal of, or premium, if any, on, any of the notes at its maturity or when otherwise due;

•	there is a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our restricted subsidiaries (or the payment of which is guaranteed by any of our restricted subsidiaries), if that default is caused by a failure to pay principal at its stated maturity after giving effect to any applicable grace period, or results in the acceleration of such indebtedness prior to its stated maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other indebtedness under which there has been a payment default after stated maturity or the maturity of which has been so accelerated, aggregates $100 million or more;

•	we fail to perform any covenant in the indenture and that failure continues for 60 calendar days after we receive written notice as provided in the indenture;

•	certain actions are taken relating to our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any restricted subsidiary of ours that qualifies as a “significant subsidiary” within the meaning of Rule 405 under the Securities Act; or

•	a guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or the guarantee is found to be invalid or a guarantor denies its liability under its guarantee (other than by reason of release of the guarantor in accordance with the terms of the indenture).

If an event of default with respect to the notes occurs and continues, except for the bankruptcy, insolvency or reorganization actions referred to above, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may require us to repay immediately the principal of, and any unpaid premium and interest on, all outstanding notes. The holders of at least a majority in principal amount of the outstanding notes may rescind and annul that acceleration if all events of default with respect to the notes, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. An event of default arising from the bankruptcy, insolvency or reorganization actions referred to above shall cause the principal of, and any unpaid premium and interest on, all notes to become immediately due and payable without any declaration or other act by the trustee, the holders of the notes or any other party.

Other than its duties in the case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes, unless the holders offer reasonable indemnity to the trustee. If the holders offer reasonable indemnity to the trustee, then the holders of at least a majority in principal amount of the outstanding notes will have the right, subject to some limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

•	the holders of at least 25% in principal amount of the outstanding notes have made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding as trustee;

•	the trustee has failed to institute the requested proceeding within 60 calendar days after receipt of such notice; and

•	the trustee has not received from the holders of at least a majority in principal amount of the outstanding notes a direction inconsistent with the request during that 60-day period.

However, the holder of any note will have the absolute and unconditional right to receive payment of the principal of, and premium, if any, and interest on, that note as expressed therein, and to institute suit for the enforcement of any such payment.

We are required to furnish to the trustee annually within 120 days after the end of our fiscal year a statement as to the absence of any defaults under the indenture. Within 30 days after the occurrence of an event of default, the trustee shall give notice of such event of default or of any event which, after notice or lapse of time or both, would become an event of default, known to it, to the holders of the notes, except that, in the case of a default other than a payment default, the trustee may withhold notice if the trustee determines that withholding notice is in the interest of the holders.

Modification, Amendment and Waiver

We, together with the trustee, may modify and amend the indenture and the terms of the notes with the consent of the holders of at least a majority in principal amount of the outstanding notes; provided that no modification or amendment may, without the consent of each affected holder of the notes:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	change the stated maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal of, or any premium, if any, or rate of interest on, any note;

•	reduce any amount payable upon the redemption of any note or, except as expressly provided elsewhere in the indenture, change the time at which any note may be redeemed as described under “— Optional Redemption;”

•	change any place of payment where, or the currency in which, any principal of, or premium, if any, or interest on, any note is payable;

•	impair the right of any holder of the notes to receive payment of principal of and interest on such holder’s notes on or after the stated maturity or redemption date or to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity or redemption date;

•	reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	release any guarantor from any of its obligations under its guarantee or the indenture other than in accordance with the terms of the indenture; or

•	modify any of the above provisions.

The provisions relating to a change in control triggering event may not be waived or modified without the written consent of holders of at least a majority in principal amount of notes outstanding. See “— Purchase of Notes Upon a Change of Control Triggering Event.”

The holders of at least a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any notes or in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of each holder. In addition, the holders of at least a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive compliance with our covenants described above under “— Covenants — Limitations on Liens” and “— Covenants — Limitations on Sale and Leaseback Transactions.”

In addition, we, together with the trustee, may modify and amend the indenture and the terms of the notes without seeking the consent of any holders of the notes to:

•	allow our or any guarantor’s successor to assume our or such guarantor’s obligations under the indenture and the notes pursuant to the provisions described above under the heading “— Covenants — Merger, Consolidation and Sale of Assets”;

•	add to our covenants for the benefit of the holders of the notes or surrender any right or power we have under the indenture;

•	add any additional events of default;

•	secure the notes;

•	provide for a successor trustee with respect to the notes;

•	add or release a guarantor as required or permitted by the indenture;

•	cure any ambiguity, defect or inconsistency;

•	modify the legends regarding restrictions on transferability on the notes, which modifications may not adversely affect the interests of the holders of any notes or owners of beneficial interests in notes; or

•	make any other amendment or supplement to the indenture as long as that amendment or supplement does not adversely affect the interests of the holders of any notes in any material respect.

No amendment to cure any ambiguity, defect or inconsistency in the indenture made solely to conform the indenture to this description of the notes contained in this prospectus supplement will be deemed to adversely affect the interests of the holders of the notes.

Defeasance and Covenant Defeasance

Except as prohibited by the indenture, if we deposit with the trustee sufficient money or United States government obligations, or both, to pay the principal of, and premium, if any, and interest on, the notes on the scheduled due dates therefor, then at our option we may be discharged from certain of our obligations with respect to the notes or elect that our failure to comply with certain restrictive covenants, including those described in “— Purchase of Notes Upon a Change of Control Triggering Event,” “— Covenants — Merger, Consolidation and Sale of Assets,” “— Covenants — Limitations on Liens,” “— Covenants — Limitations on Sale and Leaseback Transactions,” and ‘‘— Covenants — Additional Guarantors” will not be deemed to be or result in an event of default under the notes.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry

The Depository Trust Company, or “DTC,” which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee or such other name as may be requested by an authorized representative of the DTC. One or more fully registered global note certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with the depositary or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes so long as the notes are represented by global security certificates.

Investors may elect to hold interests in the global notes through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear System”), in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and the Euroclear System’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank, N.A. will act as depositary for the Euroclear System (in such capacity, the “United States depositaries”).

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the Financial Industry Regulatory Authority. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream, Luxembourg.

The Euroclear System advises that it was created in 1968 to hold securities for participants of the Euroclear System (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The

Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear operator” ). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear System cash accounts are accounts with the Euroclear operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the terms and conditions governing use of Euroclear and the related operating procedures of the Euroclear System, and applicable Belgian law (collectively, the “terms and conditions” ). The terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the United States depositary for the Euroclear System.

We will issue the notes in definitive certificated form if the depositary notifies us that it is unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days or an event of default has occurred and is ongoing. If we determine at any time that the notes shall no longer be represented by global security certificates, we will inform the depositary of such determination who will, in turn, notify participants of their right to withdraw their beneficial interest from the global security certificates, and if such participants elect to withdraw their beneficial interests, we will issue certificates in definitive form in exchange for such beneficial interests in the global security certificates. Any global note, or portion thereof, that is exchangeable pursuant to this paragraph will be exchangeable for note certificates, as the case may be, registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all notes represented by these certificates for all purposes under the notes and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have the notes represented by these global security certificates registered in their names, and

•	will not be considered to be owners or holders of the global security certificates or any notes represented by these certificates for any purpose under the notes or the indenture.

All payments on the notes represented by the global security certificates and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

The information in this section concerning the depositary, its book-entry system, Clearstream, Luxembourg and the Euroclear System has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its United States depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its United States depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective United States depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participant or Clearstream participant on such business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of the notes. Unless otherwise stated, this discussion is limited to the tax consequences to non-U.S. holders (as defined below) who purchase the notes for cash at the original offering price and who hold such notes as capital assets. This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, entities treated as partnerships for United States federal income tax purposes or partners or members therein, banks or other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, United States expatriates, persons whose functional currency is not the United States dollar, or persons who have acquired notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction). In addition, this discussion does not address United States federal alternative minimum tax consequences, and does not describe any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the code, the Treasury Department regulations promulgated thereunder (the “treasury regulations”), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis, or subject to different interpretation.

Prospective investors are urged to consult their own tax advisors concerning the tax consequences to them of acquiring, owning and disposing of the notes in light of their own circumstances.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of the notes other than a partnership (or entity treated as a partnership for United States federal income tax purposes) that is not a U.S. holder (as defined herein). A “U.S. holder” is a beneficial owner of a note that is, for United States federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust (A) with respect to which a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the code) have the authority to control all its substantial decisions, or (B) that has in effect a valid election under applicable treasury regulations to be treated as a United States person (as defined in the code).

Payments of Interest

Payments of principal and interest on the notes by us or any of our agents to a non-U.S. holder generally will not be subject to United States federal withholding tax, provided that in the case of interest:

(1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(2) the non-U.S. holder is not a “controlled foreign corporation” that is related to us, directly or indirectly, through stock ownership for United States federal income tax purposes;

(3) either (A) the beneficial owner of the notes certifies to us or our agent on Internal Revenue Service (“IRS”) Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person (as defined in the code), provides its name, address and certain other required information or certain other certification requirements are satisfied, and renews the certificate periodically as required by the treasury regulations or (B) a securities clearing organization, or certain other financial institutions holding the note on behalf of the non-U.S. holder certifies, under penalties of perjury, to us or our paying agent on IRS Form W-8IMY (or successor form) that the certification described under (A) above has been received by it and furnishes us or our paying agent with a copy thereof; and certain other conditions are satisfied.

(4) neither we nor our paying agent has actual knowledge or reason to know that the beneficial owner of the note is not entitled to exemption from withholding tax.

If a non-U.S. holder cannot satisfy the requirements of the exemption described above, payments of interest made to such non-U.S. holder will be subject to a 30% withholding tax unless such holder provides us or our agent, as the case may be, with a properly executed:

(1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty; or

(2) IRS Form W-8ECI (or successor form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with such holder’s conduct of a trade or business in the United States, and each form is renewed periodically as required by the treasury regulations.

If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States), such non-U.S. holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes

Generally no withholding of United States federal income tax will be required with respect to any gain or income realized by a non-U.S. holder upon the sale, exchange or disposition of a note.

A non-U.S. holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain or income is effectively connected with the conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States).

To the extent that the amount realized on any sale, exchange or disposition of a note is attributable to accrued but unpaid interest, such amount will be treated as interest for United States federal income tax purposes.

Information Reporting and Backup Withholding

A non-U.S. holder may be required to comply with certain certification procedures to establish that the holder is not a United States person (as defined in the code) in order to avoid backup withholding tax with respect to payments of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such non-U.S. holder’s United States federal income tax liability; provided the required information is furnished to the IRS. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld, may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and RBS Securities Inc. are acting as representatives, the following respective principal amounts of the notes:

Principal
Amount of
Underwriters	Notes

Credit Suisse Securities (USA) LLC	$
Citigroup Global Markets Inc.
RBS Securities Inc.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. Incorporated
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of notes. Any such securities dealers may resell the notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of the notes. After the initial public offering the underwriters may change the public offering price and concession and discount to brokers or dealers.

We estimate that our total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $1.6 million.

The notes are a new issue of securities with no established trading market. We currently do not intend to apply to list the notes on any securities exchange or to seek their admission to trading on any automated quotation system. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

The notes are being offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of notes to the public in that relevant member state prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the

Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of notes to the public in that relevant member state at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters or their affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In particular, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., RBS Securities Inc, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc. and SunTrust Robinson Humphrey, Inc. acted as underwriters in connection with the offering of the existing senior notes. An affiliate of Credit Suisse Securities (USA) LLC, acted as the administrative agent for, and is a lender under, an affiliate of Citigroup Global Markets Inc. acted as co-

documentation agent of, and is a lender under, an affiliate of RBS Securities Inc. is a lender under, an affiliate of Deutsche Bank Securities Inc is a lender under, an affiliate of J.P. Morgan Securities LLC acted as co-documentation agent, and is lender under, an affiliate of SunTrust Robinson Humphrey, Inc. is a lender under, an affiliate of Wells Fargo Securities, LLC acted as co-documentaion agent, and is a lender under, and affiliates of Mitsubishi UFJ Securities (USA), Inc. are lenders under our existing revolving credit facility. In addition, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., RBS Securities Inc., J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC and affiliates of Morgan Stanley & Co. Incorporated and Credit Agricole Securities (USA) Inc. are joint lead arrangers and joint bookrunning managers under our existing revolving credit facility. Union Bank, N.A., an affiliate of Mitsubishi UFJ Securities (USA), Inc., is the trustee under the indenture for the existing senior notes and the notes offered hereby. In each case, we pay customary fees as compensation for these roles.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an

Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Express Scripts, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and any accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of this offering will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 16, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on April 25, 2011;

•	The portions of our Definitive Proxy Statement on Schedule 14A filed on March 21, 2011, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010; and

•	Our Current Reports on Form 8-K filed on February 22, 2011, March 8, 2011 (film no. 16672056), March 8, 2011 (film no. 11672212) and April 25, 2011 (film no. 11777581).

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 or Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

Investor Relations
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121
(314) 810-3115
investor.relations@express-scripts.com

PROSPECTUS

EXPRESS SCRIPTS, INC.

COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS
SUBSCRIPTION RIGHTS
PURCHASE CONTRACTS
PURCHASE UNITS

We may offer and sell from time to time our securities in one or more classes or series and in amounts , at prices and on terms that we will determine at the times of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus. We may from time to time offer to sell together or separately in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities, which may be senior, subordinated or junior subordinated and convertible or non-convertible;

•	warrants to purchase common stock, preferred stock or debt securities;

•	subscription rights to purchase common stock, preferred stock, debt securities or other securities;

•	purchase contracts; and

•	purchase units.

This prospectus describes some of the general terms that may apply to these securities. We will provide the specific prices and terms of these securities in one or more supplements to this prospectus at the time of the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. These securities may also be resold by selling security holders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “ESRX.” Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in any applicable prospectus supplement and/or other offering material for a discussion of certain factors which should be considered in an investment of the securities which may be offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2011.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities we will provide a supplement to this prospectus and/or other offering material that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information” beginning on page 13 of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or other offering material filed by us with the SEC. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials incorporated by reference herein is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since then.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “Express Scripts,” the “Company,” “we,” “us” and “our” to refer to Express Scripts, Inc. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference, contain or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

ii

•	changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	changes to the health care industry designed to manage health care costs or alter health care financing practices;

•	changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•	a failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	the termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	the termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	changes in industry pricing benchmarks;

•	results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	our failure to execute on, or other issues arising under, certain key client contracts;

•	the impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness;

•	our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives; and

•	other risks described from time to time in our filings with the SEC.

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and our other filings under the Securities Exchange Act of 1934, or the Exchange Act, parts of which are incorporated by reference in this prospectus, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

iii

EXPRESS SCRIPTS, INC.

We are one of the largest full-service pharmacy benefit management companies in North America and we provide healthcare management and administration services on behalf of our clients, which include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs. We assist plan sponsors in addressing access and affordability concerns resulting from rising drug costs while helping to improve health outcomes. We also work with clients, manufacturers, pharmacies and physicians to increase efficiency in the drug distribution chain, to manage costs in pharmacy benefit, and to improve members’ health outcomes and satisfaction.

Our integrated Pharmacy Benefit Management (“PBM”) services include retail network pharmacy management and retail drug card programs, home delivery services, specialty benefit services, patient care contact centers, benefit plan design and consultation, drug formulary management, compliance and therapy management programs, information reporting and analysis programs, rebate programs, electronic claims processing and drug utilization review, consumer health and drug information, bio-pharma services including reimbursement and customized logistics solutions, medication therapy and safety through pharmacogenomics, and assistance programs for low-income patients. Through our Emerging Markets (“EM”) segment, we provide services including distribution of pharmaceuticals and medical supplies to providers and clinics, distribution of fertility pharmaceuticals requiring special handling or packaging and healthcare account administration and implementation of consumer-directed healthcare solutions.

We were incorporated in Missouri in September 1986 and were reincorporated in Delaware in March 1992. Our principal executive offices are located at One Express Way, St. Louis, Missouri 63121 and our telephone number at that address is (314) 996-0900. Our website address is www.express-scripts.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

RISK FACTORS

You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” beginning on page 13 of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement and/or other offering material. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that securities are sold by a selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months
	Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges(1)	13.2x	11.6x	7.4x	14.8x	9.0x	8.1x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense and our estimate of the interest component of rent expense.

As of the date of this prospectus, we had no preferred stock outstanding.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock, debt securities, warrants, subscription rights, purchase contracts and purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 have been designated Series A Junior Participating Preferred Stock. As of March 31, 2011, there were 690,606,000 shares of our common stock outstanding (including 161,152,000 shares held in treasury) and no shares of preferred stock were outstanding. On such date, 11,646,859 shares of common stock were subject to outstanding options and 3,718,769 shares of common stock were subject to stock settled appreciation rights (SSRs), restricted stock units, restricted stock awards and performance share awards.

The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended and our third amended and restated bylaws, each of which are filed as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the General Corporation Law of the State of

Delaware. To find out where copies of our certificate of incorporation and by-laws can be obtained, see “Where You Can Find More Information.” beginning on page 13 of this prospectus.

Common Stock

The outstanding shares of our common stock are fully paid and nonassessable. Each holder of our common stock is entitled to one vote per share upon all questions presented to stockholders. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to our common stock.

Subject to the preferences applicable to any shares of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends when and as declared by our board of directors from funds legally available therefore and are entitled, in the event of liquidation, to share ratably in all assets remaining paid after payment of liquidation.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ESRX.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

•	the designation of each series;

•	the number of shares of each series, the designation of such series, as well as the powers, preferences, and rights, as well as the qualifications, limitations, or restrictions thereof;

•	the liquidation preferences;

•	dividends rights and the dividend rate, if any;

•	the rights and terms of conversion, if any;

•	the voting rights, if any;

•	the rights and terms of redemption (including sinking fund provisions), if any, and the redemption price; and

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, any or all of these rights may be greater than the rights of our common stock and effects of the issuances of any preferred stock might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

Any or all of these rights may be greater than the rights of our common stock.

Restated Certificate of Incorporation and Bylaw Provisions

Various provisions contained in our amended and restated certificate of incorporation and third amended and restated bylaws, as amended, could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors;

•	state that special meetings of our stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the directors in office; and

•	allow our directors, and not our stockholders, to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of the board.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement and/or other offering material will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. The debt securities will be issued under an indenture dated as of June 9, 2009, among us, certain of our domestic subsidiaries that may guarantee the securities and Union Bank, N.A., as trustee.

We have summarized selected provisions of the indenture below. The summary is not complete. The indenture has been filed with the SEC and is incorporated herein by reference, and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the indenture.

General

The indenture provides that debt securities in separate series may be issued under the indenture from time to time without limitation as to the aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series (Section 301). We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture.

The applicable prospectus supplement will set forth or describe the following terms of each series of such debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be offered;

•	the person to whom any interest on the debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate or rates that the debt securities will bear and the interest payment dates for the debt securities;

•	the places where payments on the debt securities will be payable;

•	any periods within which, and terms upon which, the debt securities may be redeemed, in whole or in part, at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the portion of the principal amount, if less than all, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	whether the debt securities are defeasible and any changes or additions to the indenture’s defeasance provisions;

•	whether the debt securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected;

•	any addition to or change in the events of default with respect to the debt securities;

•	any addition to or change in the covenants in the indenture;

•	whether any of our subsidiaries will provide guarantees of the debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the indenture (Section 301).

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that we may authorize and may be in any currency or currency unit we designate.

Debt securities, including Original Issue Discount Securities (as defined in the indenture), may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

Subsidiary Guarantees

If specified in the prospectus supplement, certain of our subsidiaries (our “subsidiary guarantors”) will guarantee the debt securities of a series.

Conversion Rights

The debt securities may be converted into other of our securities, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holders of such series of debt securities, the events requiring an adjustment of the conversion price, and provisions affecting conversion in the event of the redemption of such series of debt securities.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any person, and may not permit any person to consolidate with or merge into us, unless:

•	the successor person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations with respect to the debt securities under the indentures;

•	immediately after giving pro forma effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, exists; and

•	we deliver to the trustee an officers’ certificate and opinion of counsel stating that the transaction and the related supplemental indenture comply with the applicable provisions of the indenture and all applicable conditions precedent have been satisfied (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

(1) failure to pay principal of or any premium on any debt security of that series when due;

(2) failure to pay any interest on any debt securities of that series when due, that is not cured within 30 days;

(3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, that is not cured within 30 days;

(4) failure to perform any of our other covenants in such indenture (other than a covenant included in such indenture solely for the benefit of a series other than that series or that is not made applicable to that series), that is not cured within 90 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in such indenture; or

(5) certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

If an event of default (other than an event of default with respect to Express Scripts described in clause (5) above) with respect to the debt securities of any series at the time outstanding occurs and is continuing, either the trustee by notice to us or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the trustee may declare the principal amount of the debt securities of that series (or, in the case of any Original Issue Discount Security, such portion of the principal amount of such security as may be specified in the terms of such security) to be due and payable immediately. If an event of default with respect to Express Scripts described in clause (5) above with respect to the debt securities of any series at the time outstanding occurs, the principal amount of all the debt securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such a declaration of acceleration, but before a judgment or decree based on acceleration, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration if all events of default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default has occurred and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless such holders have offered to the trustee indemnity satisfactory to it (Section 603). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series (Section 512).

No holder of a debt security of any series will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	such holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series made a written request to pursue the remedy, and such holders have offered the trustee indemnity satisfactory to it and if requested, provide the trustee for losses incurred in connection with pursuit of the remedy; and

•	the trustee fails to comply with the request, and does not receive from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a holder of a debt security to enforce the payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security or, if applicable, to convert such debt security (Sections 507 and 508).

We will be required to furnish to the trustee annually a statement by certain of our officers as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

Unless otherwise specified in the prospectus supplement, modifications and amendments of the indenture may be made by us, our subsidiary guarantors, if applicable, and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of any debt security;

•	change the place, manner or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any debt securities in a manner adverse to the holders of such debt securities;

•	except as provided in the indenture, release the guarantee of a subsidiary guarantor;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify such provisions with respect to modification, amendment or waiver; or

•	change the ranking of any series of debt securities (Section 902).

Unless otherwise specified in the prospectus supplement, the holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the indenture (Section 902). The holders of a majority in principal amount of the outstanding debt securities of any series may also waive any past default under the indenture, except a default:

•	in the payment of principal, premium or interest or the payment of any redemption, purchase or repurchase price;

•	arising from our failure to convert any debt security in accordance with the indenture; or

•	of certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security of such series (Section 513).

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to any series of debt securities (except as to any surviving rights of registration of transfer or exchange of debt securities expressly provided for in the indenture or any other surviving rights expressly provided for in a supplemental indenture) when:

•	either:

•	all debt securities that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

•	all debt securities that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have deposited with the trustee as trust funds U.S. dollars or U.S. government obligations in an amount sufficient, to pay the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that we have satisfied all conditions precedent to satisfaction and discharge of the indenture with respect to the debt securities (Section 401).

Legal Defeasance and Covenant Defeasance

Legal Defeasance.  We and, if applicable, each subsidiary guarantor will be discharged from all our obligations with respect to such debt securities (except for certain obligations to convert, exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing at the time of such deposit or, with respect to any event of default described in clause (5) under “— Events of Default,” at any time until 90 days after such deposit;

(3) such deposit and defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound; and

(4) we have delivered to the trustee an opinion of counsel to the effect that such defeasance will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1302 and 1304).

Covenant Defeasance.  The indentures provide that we may elect, at our option, that our failure to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain events of default which are described above in clause (4) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an event of default with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the trustee an opinion of counsel that in effect says that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), and (4) under the heading — “Legal Defeasance” above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments (Sections 1303 and 1304).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock or debt securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under one or more warrant agreements to be entered into between us and a warrant agent to be named in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase for cash the amount of common stock, preferred stock or debt securities at the exercise price stated or determinable in the applicable prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the common stock, preferred stock or debt securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

The description in the applicable prospectus supplement of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement and warrant certificate, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of any warrant certificate or warrant agreement if we offer warrants, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable warrant certificate, the applicable warrant agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock, preferred stock, debt securities or other securities. We may issue subscription rights independently or together with any other offered security, which may or may not be transferable by the stockholder. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The prospectus supplement relating to any subscription rights we may offer will contain the specific terms of the subscription rights. These terms may include the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each share of common stock, preferred stock, debt securities or other securities upon the exercise of the subscription rights;

•	the number of subscription rights issued to each security holder;

•	the number and terms of each share of common stock, preferred stock, debt securities or other securities which may be purchased per each subscription right;

•	the extent to which the subscription rights are transferable;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the subscription rights or the exercise price of the subscription rights;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts for the purchase or sale of common stock, preferred stock or debt securities issued by us or by third parties as specified in the applicable prospectus supplement. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the purchase contracts, which we refer to herein as “purchase units.” The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The prospectus supplement relating to any purchase contracts or purchase units we may offer will contain the specific terms of the purchase contracts or purchase units. These terms may include the following:

•	whether the purchase contracts obligate the holder to purchase or sell, or both, our common stock, preferred stock, or debt securities, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered global form.

The description in the applicable prospectus supplement of any purchase contract or purchase unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract or purchase unit, which will be filed with the SEC if we offer purchase contracts or purchase units. For more information on how you can obtain copies of any purchase contract or purchase unit we may offer, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable purchase contract or applicable purchase unit and any applicable prospectus supplement in their entirety.

SELLING SECURITYHOLDERS

Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We or the selling security holders may sell the securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or free writing prospectus, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or free writing prospectus, as the case may be.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents, selling security holders or direct purchasers and their compensation in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the securities offered hereby.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Express Scripts, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 16, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on April 25, 2011;

•	The portions of our Definitive Proxy Statement on Schedule 14A filed on March 21, 2011, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Our Current Reports on Form 8-K filed on February 22, 2011, March 8, 2011 (film no. 16672056), March 8, 2011 (film no. 11672212) and April 25, 2011 (film no. 11777581); and

•	The description of our common stock (previously known as the Class A Common Stock) as contained in Item 9 of Amendment No. 1 of our Registration Statement on Form S-1 filed May 12, 1992, as updated by our Prospectus dated November 1, 2000 (filed November 2, 2000) under the caption “Description of Capital Stock,” our Proxy Statement dated April 9, 2001 under the caption “IV. Proposed Amended and Restated Certificate of Incorporation,” our Proxy Statement dated April 16, 2004 under the caption “II. Proposal to Approve and Ratify an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock,” our Proxy Statement dated April 18, 2006 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock from

275,000,000 to 650,000,000,” and our Proxy Statement dated April 14, 2008 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of the Company’s Common Stock from 650,000,000 Shares to 1,000,000,000 Shares,” including any further amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

Investor Relations
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121
(314) 810-3115
investor.relations@express-scripts.com

Express Scripts, Inc.

$          % Senior Notes due 2016

PROSPECTUS SUPPLEMENT

          , 2011

Credit Suisse

Citi

RBS

BofA Merrill Lynch	Credit Agricole CIB	Deutsche Bank Securities
J.P. Morgan	Mitsubishi UFJ Securities	Morgan Stanley
SunTrust Robinson Humphrey		Wells Fargo Securities